Dykema Gossett PLLC Suite 300 39577 Woodward Avenue Bloomfield Hills, Michigan 48304 WWW.DYKEMA.COM Tel: (248) 203-0700 Fax: (248) 203-0763
D. Richard McDonald
Direct Dial: (248) 203-0859
Email: DRMCDONALD@DYKEMA.COM
November 16, 2009

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K For the Fiscal Year Ended December 31, 2008

Filed on March 12, 2009

File No. 000-22903

Dear Mr. Johnson:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s second comment letter dated October 23, 2009 with respect to the Company’s Form 10-K For the Fiscal Year Ended December 31, 2008, Filed on March 12, 2009. I have set forth below each question contained in the Staff’s second comment letter, followed by our response thereto.

Capitalized terms not defined in this letter have the meanings assigned to them in Form 10-K For the Fiscal Year Ended December 31, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.	We refer to your response to prior comment 2. It appears that the work orders from American Express and State Street Bank are provided through your Master Services Agreements, and that it is through these arrangements that you generate approximately 20% of your revenues from each of American Express and State Street Bank. Based upon these facts, it is unclear how you are able to conclude that you are not substantially dependent upon these agreements for purposes of Item 601(b)(10) of Regulation S-K. Please provide us with additional analysis supporting your position or file your Master Services Agreements as exhibits. Please also note that to the extent your business is substantially dependent upon an agreement, or agreements, the fact that they were entered into in the ordinary course of business does not remove them from the category of agreements that must be filed in response to the disclosure requirements of Item 601(b)(10) of Regulation S-K. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Mr. Michael Johnson

November 16, 2009

The Master Services Agreements outline the general terms by which the Company may provide services to State Street Bank and American Express and appoint the Company as an authorized provider but do not require that the clients use the Company for any services. Services are ordered through separate work orders as may be separately agreed to by the clients and the Company from time to time. The Master Services Agreements are terminable on short notice, do not require the performance of any services (only allow such services to be performed to the extent separately agreed to by the client and the Company under separate work orders) and contain no minimum volume commitments. These Master Services Agreements are similar to other MSAs entered into with other Company clients. As previously indicated, the Company will provide in future filings additional narrative detail of the relationships with State Street Bank and American Express and further explanation on the mechanics of the MSAs. Company services performed for State Street Bank and American Express are dependent on separate and distinct work orders, none of which are material individually. No services are performed through the MSAs by themselves. The Company does not believe that either MSA represents a continuing contract to sell the major part of the Company’s services as described in SK Item 601 (b)(10)(ii)(B).

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Executive Compensation

Compensation Discussion and Analysis, page 9

2.	We refer to your response to prior comment 12, and note that you target base salaries for your NEOs to “generally correspond” with certain ranges based upon market data. In future filings, please consider disclosing where actual compensation fell within these targeted ranges for each of your NEOs.

As requested, in future filings, we will disclose where actual compensation falls within the targeted ranges for each NEO.

***

Mr. Michael Johnson

November 16, 2009

Please feel free to call me at (248) 203-0859 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

DYKEMA GOSSETT PLLC

D. Richard McDonald

cc:        Daniel M. Moore